Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Three Months Ended March 31,		Fiscal Year Ended
(dollars in millions)	2008	2007	2007	2006	2005	2004	2003

Loss from Continuing Operations Before Taxes	$(178)	$(645)	$(1,136)	$(788)	$(702)	$(477)	$(746)
Earnings of Equity Investees	—	—	—	—	—	—	(3)
Interest on Debt, Net of Capitalized Interest	135	165	577	648	530	485	567
Amortization of Capitalized Interest	13	17	68	68	68	68	68
Interest Expense Portion of Rental Expense	17	16	63	44	25	29	31

Earnings (Losses) Available for Fixed Charges	$(13)	$(447)	$(428)	$(28)	$(79)	105	$(83)

Interest on Debt	$135	$165	$577	$648	$530	$485	$567
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	17	16	63	44	25	29	31

Total Fixed Charges	$152	$181	$640	$692	$555	$514	$598

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(165)	$(628)	$(1,068)	$(720)	$(634)	$(409)	$(681)